SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 000-28990

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

On August 8, 2019, the Board of Directors of Highway Holdings Limited (the “Company”) granted awards for a total of 575,000 shares of stock options and restricted shares under the Company’s 2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”). The awards consisted of the following:

1.	175,000 restricted shares were granted to 12 managers and key employees of the Company and its subsidiaries. The restricted shares will vest in five years, on August 8, 2024. In the event that any recipient’s employment with the Company or its subsidiaries is terminated before August 8, 2024, the Company will have the right to repurchase the restricted shares at a price of $0.01 per share.

2.	Non-qualified stock options for the purchase of 150,000 shares were granted to 18 key employees of the Company and its subsidiaries. The options are fully vested, have a five-year term, and an exercise price of $1.97 (the closing price of the Company’s common stock on August 7, 2019). None of these 150,000 options were granted to the three executive officers of the Company.

3.	Non-qualified stock options for the purchase of 250,000 shares were granted to the seven directors on the Company’s Board of Directors. Roland Kohl, the Company’s Chief Executive Officer and Chairman of the Board, received an option to purchase 60,000 of these option shares. The options are fully vested, have a five-year term, and an exercise price of $1.97 (the closing price of the Company’s common stock on August 7, 2019).

None of the shares underlying the options issued to the 18 employees and the seven directors have been registered. Accordingly, none of the shares can be sold for at least six months after the applicable option has been exercised by the employee or director.

After the foregoing awards, 25,000 shares remain available for future grant under the 2010 Option Plan.

The recipients of the 175,000 restricted shares and the 150,000 stock options entered into voting agreements pursuant to which the holders agreed to vote their Company shares in favor of management’s proposals.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 19, 2019	By:	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

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